UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file no. 1-11430

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.

 622 Third Avenue
New York, New York, 10017-6707

Report of Independent Registered Public Accounting Firm

The Savings and Investment Plan Committee
 of Minerals Technologies Inc.:

We have audited the accompanying statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board   (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 19, 2013

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2012	2011
Assets:
Investments, at fair value (Notes 3 & 4):
Cash equivalents	$279	$494
In securities of participating employer	28,327	21,799
In securities of unaffiliated issuers:
Common stock	14,379	14,437
Common collective funds	30,157	26,644
Pooled separate account	35,046	32,799
Mutual funds	52,790	48,145
Total investments, at fair value	160,978	144,318

Notes receivable from participants	2,800	2,911
Cash - non-interest bearing	602	617

Net assets available for benefits, before adjustment below	164,380	147,846

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts (Note 3)	(491)	341

Net assets available for benefits	$163,889	148,187

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2012	2011
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 3)	$20,977	$(2,348)
Dividends	1,395	1,787
Interest	786	816

Investment income	23,158	255

Interest from notes receivable from participants	122	131

Contributions:
Participants	5,902	5,979
Employer	2,753	2,707

Total contributions	8,655	8,686

Total additions	31,935	9,072

Reductions from net assets attributed to:
Benefits paid to participants	16,125	19,137
Administrative expenses	108	62

Total reductions	16,233	19,199

Net increase (decrease)	15,702	(10,127)

Net assets available for benefits:
Beginning of year	148,187	158,314
End of year	$163,889	$148,187

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2012 and 2011

(1)	Description of Plan

The following description of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by Minerals Technologies Inc. (the Plan Sponsor or Company). Employees become eligible to participate in the Plan on the date of their employment.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions

Participants may elect to contribute between 2% and 20% of eligible earnings. Contributions may be made on a before-tax basis, on an after-tax basis, or on a combined basis.  Employee contributions of up to 2% of eligible compensation are matched 100% by the Company and the next 4% are matched 50% by the Company.  Employee contributions in excess of 6% are not matched.  While it is the Company's intention to make matching contributions each payroll period, the Company's Board of Directors reserves the right to increase, reduce or eliminate matching contributions for any Plan Year, or for any payroll period. The Company's matching contributions are invested solely in the Company's common stock. Participants can, at any time, transfer or reallocate amounts held in the MTI Common Stock Fund to another fund under the Plan.
On October 19, 2011, the Plan was amended to add a safe-harbor employer contribution feature to the Plan and increase the pre-tax contribution percentage for employees. Employees initially eligible to participate in the plan on or after January 1, 2012 will be automatically enrolled at a 3% contribution rate.  Newly eligible participants have approximately 45 days from their initial eligibility date to choose a different pre-tax percentage, contribute on an after-tax basis or to opt not to participate in the plan.  Employee contributions of the first 3% of the participant's eligible contributions will be matched 100% by the Company and the next 2% will be matched 50% by the Company.  Employee contributions in excess of 5% will not be matched.  The plan amendment was effective January 1, 2012.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The maximum before-tax contribution limit for participants under age 50 was $17,000 for 2012 and $16,500 for 2011.  However, a participant's contributions may be further increased or reduced based on the rules and regulations of the Internal Revenue Code (IRC). All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make pre-tax catch-up contributions in accordance with certain regulations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or loss, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are fully vested in the entire value of their accounts at the time of contribution.
Investment Options
Each participant in the Plan elects to have contributions invested in any one or a combination of the following separate investment options as of December 31, 2012:
New York Life Insurance Anchor Account III: This fund is a New York Life Insurance Company pooled separate account which invests in fixed income securities.

Artio Total Return Bond Fund: This fund normally invests at least 80% of net assets in investment-grade fixed income securities issued by governments, supranational entities and corporations in developed and emerging markets. The fund also invests in derivatives and forward contracts.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2012 and 2011

SSgA Aged Based Strategy Funds: These funds are designed to incorporate a broad range of asset classes to provide diversification of returns and risks consistent with a stated time horizon. The Strategy Funds asset mix becomes progressively more conservative over time as the strategy target date grows nearer. The strategy target dates range from 2010 to 2045. The investments are in a combination of U.S. stocks, international stocks, bonds and cash.

American Beacon Large Cap Value Fund: The fund normally invests at least 80% of assets in equity securities of large market capitalization U.S. companies.

American Funds - Fundamental Investors Fund: This fund invests primarily in common stocks and may invest significantly in securities of issuers domiciled outside the U.S. and Canada and not included in the S&P 500 Index.

Black Rock Equity Index Fund: This fund invests in the same stocks held in the S & P 500 Index.

Mainstay Balanced Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund is invested in mid and large capitalization stocks, and 40% in fixed income securities and cash equivalents.

Wells Fargo Advantage Large Cap Growth Fund (Administrator Class): This fund primarily invests in large high potential growth companies in rapidly expanding industries. It may also invest up to 25% of assets in securities domiciled outside the U.S.  During 2012, Wells Fargo Advantage Large Cap Growth Fund was added to the investment option as a replacement for American Funds- The Growth Fund of America.  Amounts previously invested in the Growth Fund of America were transferred to this new fund.

SSgA Russell 2000 Index Strategy Fund: This fund is designed to match the risk and return of the Russell 2000 Index, a broadly based average of the U.S. equity market.
SSgA S&P Midcap 400 Index Strategy Fund: This fund is designed to match the risk and return of the Standard & Poor's 400 Index, a broadly based average of the U.S. equity market.

MTI Common Stock Fund: This fund invests in the Company's common stock.  The MTI Common Stock Fund is a participant-directed fund. All Company matching contributions are invested in this fund, and once deposited, the investments are participant-directed.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc.  The fund holds contributions to the Pfizer Common Stock Fund, which were transferred from Pfizer Inc. when the Plan was established.  No new contributions or transfers can be made into this fund, however, participants are allowed to transfer balances from this fund into other investment options.

Mainstay International Equity Fund: This fund invests in a broad range of international stocks traded in public markets.
TD Ameritrade Brokerage Account: This is a participant-directed brokerage account which invests primarily in a variety of publicly available mutual funds, common stock and cash and cash equivalents.
Notes Receivable from Participants

Participants may borrow from their accounts an amount up to $50,000 or 50 percent of their account balance, whichever is less. The minimum amount a participant may borrow is $1,000. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

Loans must be repaid over a period of not more than five years, however, if the loan is used to purchase a principal residence, the loan can be repaid over a period of not more than fifteen years. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 10.50%, which are fixed at the time of the loan and which are commensurate with prevailing rates as determined quarterly by the Plan administrator.  At December 31, 2012, there were 315 individual loans outstanding, carrying an average interest rate of 4.6%, with maturities through 2026.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant would receive a lump-sum amount equal to the value of the participant's account.  In-service withdrawals, including hardship withdrawals, may also be made under certain circumstances.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2012 and 2011

(2)	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP)  requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Asset Valuation and Income Recognition

The Plan's investments are stated at fair value.  Short-term investments are recorded at cost, which approximates fair value.  The common stock within the MTI Common Stock Fund, Pfizer Common Stock Fund, and the shares of mutual funds, including those held in the brokerage account are valued using quoted market prices.  Common collective funds and the pooled separate account are stated at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.  The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund. These investments do not have a readily determinable fair value and as a practical expedient, the Fund relies on net asset values as the fair value for certain investments as of the Plan's measurement date.

The funds in the pooled separate account are invested in benefit responsive investments contracts and are presented at fair value in the statements of net assets available for benefits with a corresponding adjustment to contract value and the related investment activity is presented at contract value in the statements of changes in net assets available for benefits. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade date basis.  The net appreciation (depreciation) in fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) of the fair value for the investments remaining in the Plan.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan agreement.

Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 specifies that in the absence of a Level 1 input for a fair value measure, a reporting entity should apply premiums or discounts when market participants would take them into account when pricing the asset or liability. In addition, the guidance enhances the disclosure requirements that reporting entities must provide quantitative information about the inputs used in a fair value measurement, particularly information about unobservable inputs used within Level 3 of the fair value hierarchy. This guidance is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The Plan adopted this guidance on January 1, 2012 and the application of this guidance did not have a material effect on the financial statements of the Plan.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2012 and 2011

(3)	Investments
The following presents investments that represent 5 percent or more of the Plan's net assets:

(dollars in thousands)	December 31,
	2012	2011
MTI Common Stock Fund,
710 units and 772 units, respectively*	$28,326	$21,799

Pfizer Common Stock Fund,
573 units and 677 units, respectively	$14,379	$14,437

New York Life Insurance Anchor Account III,
34,555 units and 32,324 units, respectively **	$35,046	$32,799

American Funds - Fundamental Investors Fund,
423 units and 456 units, respectively	$17,227	$16,124

Black Rock Equity Index Fund,
1,287 units and 1,397 units, respectively	$18,876	$17,672

Mainstay Balanced Fund,
418 units and 430 units, respectively	$12,090	$11,223

Artio Total Return Bond Fund,***
615 units and 423 units, respectively	$8,531	$5,793

*
On November 14, 2012 the Company's Board of Directors authorized a two-for-one stock split of the Company's outstanding common stock, which was effected in the form of a 100-percent stock distribution payable on December 11, 2012 to shareholders of record on November 27, 2012.  Treasury shares were not treated as outstanding shares in the stock split.  The par-value of the Company's stock remained at $0.10 per share.  Unit amounts in this report have been adjusted for all periods presented to reflect the impact of this split and to provide data on a comparable basis.

**	Contract value as of December 31, 2012 and 2011 of the New York Life Insurance Anchor Account was $34,555 and $33,140 respectively. Amounts presented in the table reflect fair value.
***	Shown for comparative purposes. Investment in 2011 was below 5 percent of the Plan's net assets.

For the years ended December 31, 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as those held during the year) appreciated (depreciated) in value as follows:

(dollars in thousands)	Year Ended December 31,
	2012	2011
Common stock	$10,738	$(280)
Common collective funds	4,105	334
Mutual funds	6,134	(2,402)

Total	$20,977	$(2,348)

The average yield of the underlying assets earned by the Plan from the New York Life Insurance Anchor Account III was 2.41% and 3.14% at December 31, 2012 and 2011, respectively. The average crediting interest rate was 1.97% and 2.84% at December 31, 2012 and 2011, respectively.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2012 and 2011

(4)	Fair Value Measurements

There is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 or 2011.

Equity securities: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

Mutual funds:  Registered investment companies are public investment vehicles valued using net asset value ("NAV") provided by the administrator of the mutual fund. These securities are valued using quoted market prices.  The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

Common collective funds: Valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.  These are investment vehicles valued using the NAV provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. These investments do not have a readily determinable fair value and as a practical expedient, the Fund relies on net asset values as the fair value for certain investments as of the Plan's measurement date.  There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the common collective trust funds. The NAV is classified within Level 2 of the fair value hierarchy.

Pooled separate account:  Valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.  The NAV is classified within Level 2 of the fair value hierarchy. There are no imposed redemption restrictions.

Cash equivalents: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

The following tables sets forth by level, the Plan's financial assets at fair value as of December 31, 2012 and 2011. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The method described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair value. There were no transfers between fair value levels during 2012 and 2011.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2012 and 2011

(dollars in thousands)
	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)		Valuation techniques based on observable market data (Level II)		Valuation techniques incorporating information other than observable market data (Level III)	Total Investments measured at Fair Value at December 31, 2012

Cash equivalents	$279		$--		$--	$279

Common collective funds
Age-Based Funds	$--		$7,471		--	$7,471
Index Based Funds	$--		$22,686		--	$22,686

Pooled separate account	$--		$35,046		$--	$35,046

Mutual funds
Fixed income funds	$8,531		$--		$--	$8,531
Equity Funds	$26,916		$--		$--	$26,916
Growth & Income funds	$15,257		$--		$--	$15,257

Mutual funds - Participant-Directed Brokerage Account
Equity Funds –Capital Growth	$678		$--		$--	$678
Equity Funds – Current Income	$144		$--		$--	$144
Balanced Funds	$999	$		$		$999
Fixed Income Funds	$86		$--		$--	$86
Total Return Funds	$47	$		$		$47
International Funds	$132		$--		$--	$132

Total mutual funds	$52,790		$--		$--	$52,790

Common stock
Pharmaceuticals	$14,379		$--		$--	$14,379
Industrial	$28,327		$--		$--	$28,327
Total common stock	$42,706		$--		$--	$42,706
Total investments	$95,775		$65,203		$--	$160,978

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2012 and 2011

(dollars in thousands)
	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)		Valuation techniques based on observable market data (Level II)		Valuation techniques incorporating information other than observable market data (Level III)	Total Investments measured at Fair Value at December 31, 2011

Cash equivalents	$494		$--		$--	$494

Common collective funds
Age-Based Funds	$--		$5,174	$		$5,174
Index Based Funds	$--		$21,470	$		$21,470

Pooled separate account	$--		$32,799		$--	$32,799

Mutual funds
Fixed income funds	$5,793		$--		$--	$5,793
Equity Funds	$25,389		$--		$--	$25,389
Growth & Income funds	$14,374		$--		$--	$14,374

Mutual funds - Participant-Directed Brokerage Account
Equity Funds –Capital Growth	$831		$--		$--	$831
Equity Funds – Current Income	$114		$--		$--	$114
Balanced Funds	$882	$		$		$882
Fixed Income Funds	$142		$--		$--	$142
Total Return Funds	$321	$		$		$321
International Funds	$299		$--		$--	$299

Total mutual funds	$48,145		$--		$--	$48,145

Common stock
Pharmaceuticals	$14,437		$--		$--	$14,437
Industrial	$21,799		$--		$--	$21,799
Total common stock	$36,236		$--		$--	$36,236
Total investments	$84,875		$59,443		$--	$144,318

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2012 and 2011

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of the Company's Board of Directors, subject to the provisions of ERISA.  Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.  No part of the assets in the investment funds established pursuant to the Plan would at any time revert to the Company.

(6)	Tax Status

The Internal Revenue Service (IRS) determined and informed the Company by a letter dated January 15, 2009, that the Plan and related Trust established thereunder are properly designed and, thus qualified and are tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code (IRC).  Although the Plan has been amended and restated since receiving the determination letter, the Company and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
 U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or de-recognize an asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or de-recognition of an asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax audits for years prior to 2010.

(7)	Administrative and Investment Advisor Costs

All costs of administering the Plan are paid by the Plan and amounted to $107,700 and $62,700 for the years ended December 31, 2012 and 2011, respectively. Participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the participant directed brokerage account. Investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. Investment advisory fees and costs are deducted and reflected in the net appreciation (depreciation) in the fair value of investments on the Statements of Changes in Net Assets Available for Benefits.

(8)	Related-Party Transactions

New York Life Insurance Company is Trustee and recordkeeper of the Plan. Certain Plan investments in the pooled separate account and mainstay mutual funds are managed by New York Life Investment Management LLC, an affiliate of New York Life insurance Company.

Certain Plan investments are shares of the Company's common stock, which qualify as party-in-interest transactions.
(9)	Concentration of Risks and Uncertainties

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the MTI and Pfizer common stock funds, which principally invest in securities of a single issuer.

The Plan investments include a number of investment options including MTI and Pfizer common stock and a variety of investment funds, some of which are mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for benefits and participant account balances. Plan investments included a variety of investment that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2012 and 2011

(10)	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements as of December 31, 2012  and 2011, respectively, to the Form 5500 (in thousands):

	December 31,
	2012	2011
Total investments, per financial statements	$160,487	$144,659
Notes receivable from participants	2,800	2,911
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	491	(341)

Total investments per the Form 5500	$163,778	$147,229

The following is a reconciliation of the total net increase (decrease) in net assets available for benefits per the financial statements for the year ended December 31, 2012 and 2011, respectively, to the Form 5500 (in thousands):

	December 31,
	2012	2011
Total net increase (decrease), per the financial statements	$15,702	$(10,127)
Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - current year	491	(341)

Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - prior year	341	356

Total net income (loss) per the Form 5500	$16,534	$(10,112)

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012
 (in thousands)

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Cash Equivalents:
	TD Ameritrade Participant-Directed Brokerage Account	various money market accounts		$279	$279

	Pooled Separate Account:

*	New York Life Insurance Anchor Acct III	34,555	units	$34,555	$35,046

	Common Collective Funds:

	Age Based 2010 Strategy
	SSgA Age Based 2010 Strategy Fund	15	units	$285	$329

	Age Based 2015 Strategy
	SSgA Age Based 2015 Strategy
	Non-Lending Fund	68	units	$851	$975

	Age Based 2020 Strategy
	SSgA Age Based 2020 Strategy
	Lending Fund	78	units	$2,038	$2,388
	Age Based 2025 Strategy
	SSgA Age Based 2025 Strategy Fund	156	units	$1,888	$2,200

	Age Based 2030 Strategy
	SSgA Age Based 2030 Strategy Fund	13	units	$407	$479

	Age Based 2035 Strategy
	SSgA Age Based 2035 Strategy Fund	36	units	$420	$483

	Age Based 2040 Strategy
	SSgA Age Based 2040 Strategy Fund	4	units	$158	$178

	Age Based 2045 Strategy
	SSgA Age Based 2045 Strategy Fund	26	units	$314	$355

	BlackRock Equity Index Fund	1,287	units	$16,169	$18,876

	SSgA Russell 2000 Index Strategy Fund	41	units	$1,122	$1,249

	SSgA S&P Midcap 400 Index Strategy Fund	49	units	$2,290	$2,561

	Age Based Lifetime Strategy
	SSgA Age Based Lifetime Income Strategy Fund	6	units	$75	$84

	Total Common Collective Funds			$26,017	$30,157

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Mutual Funds:

	American Beacon Large Cap Value Fund	100	units	$1,864	$2,056

	Artio Total Return Bond Fund	615	units	$8,497	$8,531

	American Funds - Fundamental Investors Fund	423	units	$16,492	$17,227

*	Mainstay Balanced Fund	418	units	$10,991	$12,090

	Wells Fargo Advantage Large Cap Growth Fund	93	units	$3,063	$3,167

*	Mainstay International Equity Fund	643	units	$9,142	$7,633

	Mutual Fund Window
	TD Ameritrade Participant-Directed Brokerage Account -	various mutual fund investments		$2,086	$2,086

	Total Mutual Funds			$52,135	$52,790

	Common Stock:

*	MTI Common Stock Fund
	Minerals Technologies Inc.
	Common Stock	710	units	$21,418	$28,327

	Pfizer Common Stock Fund
	Pfizer Inc. Common Stock	573	units	$13,926	$14,379
	Total Common Stock			$35,344	$42,706

*	Notes receivable from participants	315 loans to participants with interest rates of 4.25% to 10.5% with various maturity dates through 2026		$-	$2,800
	Total				$163,778

* Parties in interest, as defined by ERISA.

 See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Minerals Technologies Inc. Savings and Investment Plan

By:	/s/ Douglas Dietrich
Douglas Dietrich Senior Vice President - Finance and Treasury, Chief Financial Officer Member, Minerals Technologies Inc. Savings and Investment Plan Committee

Date:   June 19, 2013